

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2008

<u>**Via U.S. Mail and Fax**</u>

Tony Ker
Chief Executive Officer
Gryphon Gold Corporation
Suite 810-1130 W. Pender St.
Vancouver, BC
Canada V6E 4A4

> **Re:** **Gryphon Gold Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 21, 2007**
> **File No. 333-127635**

Dear Mr. Ker:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ending March 31, 2007

General

1.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> *"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines generally prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Please indicate the location of this disclaimer in your response.

2. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

History and Background of Company, Page 6
Sulfide gold Mineralization, page 26

3. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please do not include resource estimates in your filing.

Borealis Property Description and Location, page 17

4. Please be sure in include a small-scale map showing the location and access to each of your material properties, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate

locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Terms and Notice, Page 32
Previous Mining Operations – Sampling, analysis, Quality Control and Security, page 33

5.   We note you refer to parts per billion, when reporting the results of sampling and chemical analyses. Please ensure you address each of the following points regarding mineralization of existing or potential economic significance on your property when preparing your discussion:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please submit the disclosures you would propose to include in future filings to comply with this guidance as well as the proceeding comments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief